Filed pursuant to Rule 253(g)(2)

File No. 024-11639

SUPPLEMENT TO OFFERING CIRCULAR DATED OCTOBER 26, 2021

THIS SUPPLEMENT IS DATED MAY 25, 2022

MedicaMetrix, Inc.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated October 2021, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1815630/000149315221026493/form253g2.htm

The company’s 2021 special financial report on Form 1-K is available here: https://www.sec.gov/Archives/edgar/data/1815630/000149315222006822/form1-k.htm , and the company’s 2022 semi-annual report on Form 1-SA (the “Form 1-SA”) is available here: https://www.sec.gov/Archives/edgar/data/1815630/000149315222011818/form1-sa.htm.

MedicaMetrix, Inc. (the “company” or “MedicaMetrix”) is an early-stage medical services/MedTech company that was founded with a mission to provide innovative technologies and device solutions that transform the healthcare status quo, leading to better medical outcomes, streamlined care and enhanced patient experience. The company is dedicated to bringing high quality, cost effective, care to men facing urinary tract issues, with an emphasis on the detection, disease differentiation, prompt diagnosis, and non-invasive surveillance of men potentially presenting with prostate cancer. MedicaMetrix plans to employ its patented algorithm-based device technology and diagnostics platform that permits rapid, point-of-contact prostate volume measurement and the utilization of biosensor tools that will allow urologists to make bed-side treatment decisions. Plans include the use of expanded biomarker assessments leading to a broadened diagnostic scope available for patient care. In addition, the company has acquired (e.g., the SureSet Securement Devices) and plans to continue acquiring medical and wellness devices and technologies as opportunities present themselves and to integrate these devices and technologies into its business.

The company continues to expand the scope of its product potential offerings, the company’s current product offerings are briefly described below:

●	SureSet securement devices.

SureSet Securement Devices, which secures the catheter hub and infusion tube with a single site bandage and organizes the tubing for easy access and removal, streamlining infusion set-up for safe and easy access, reducing variation and improving safety. We have developed a SureSet Securement Device for securing peripheral IV catheters, that we are actively marketing in the United Stated and India. We anticipate first revenues by July 2022. We plan to expand our family of SureSet Securement Devices for other catheter securement applications.

●	Our prostrate cancer diagnostic products.

	Product	Function	Status
●	ProstaMetrix (including the encoder and starter kits which include the controller)	Measurement of prostate volume during a digital rectal exam	Final stage of prototype development; clinical trials expected to start in 2022

●	PSA LM	At-home prostate-specific antigen (PSA) test, which measures levels of PSA in blood	Early stage of development in conjunction with a major research institution

●	LM Score	Urine-base biomarker test for prostate cancer	Pre-development

The company is still pre-revenue and all of its prostate devices are subject to final development, clinical testing and regulatory requirements. The list of potential products is still speculative and the company may decide to at an point to discontinue development and/or commercializing any of the above products.

On January 15, 2022, we entered into an agreement with Daniel Larkin, M.D. to purchase the patent and other assets related to the SureSet Securement devices for a cash payment of $1,000 and the payment of fees of 4.5% of the net sales of the SureSet Securement products and other milestone payments (both cash and equity-based) through the term of the SureSet-related patents. Pursuant to the purchase agreement, the Company also engaged Dr. Larkin to perform services for the company and appointed him Director of Innovation and Commercialization for a monthly fee of $5,000 plus a grant of options exercisable for 20,000 shares of Common Stock at an exercise price of $1.00 per share. The agreement with Dr. Larkin is filed as an exhibit to our Form 1-SA.

All these new diagnostics are subject to the same “Risk Factors” as our other medical products, and there is no guarantee that product development of our prostate devices will be successful or that any regulatory requirements necessary to market these products will be met. More information on the diagnostics can be found in our Form 1-SA. Please also see “Risk Factors” in our Offering Circular.

Dilution

The Company’s dilution table in the offering circular was as of January 31, 2021, since then the Company has issued and has outstanding the following warrants, options, and convertible notes with the following terms:

●	51,000 warrants at a weighted-average exercisable price of $1.84 per share of Common Stock;
●	1,344,525 options at a weighted-average exercisable price of $1.21 per share of Common Stock (including those described below in “Management”);
●	$1,030,000 in convertible notes which convert on at a 25% discount on the Company’s next equity offering (including the sale of Common Stock in the current Regulation A offering) with gross proceeds of not less than $1,000,000 or $2.00 if there is no such financing before the maturity date.

The issuance of these shares through the exercise of any of these instruments at a lower per share price than what is offered in our offering will have a further dilutive effect on your investment. See “Dilution” in our Offering Circular.

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Management

Effective April 21, 2022, MedicaMetrix, Inc. (the “Company”) appointed Mr. Leonidas Carayannopoulos to serve as Chief Executive Officer of the Company. Mr. Robert Rudelius continues in his role of Chief Financial Officer of the Company, resigning from the position of Chief Executive Officer. Mr. Carayannopoulos is also expected to join the Board of Directors of the Company, replacing Mr. Rudelius as a director, subject to requisite stockholder approval. In connection with Mr. Carayannopoulos’s appointment as Chief Executive Officer, the Company granted him an incentive stock option to purchase 688,900 shares of the Company’s Common Stock pursuant to its 2020 Equity Incentive Plan with an exercise price equal to $1.36 per share, a term of 10 years and four-year cliff vesting. The option was issued in reliance on Rule 701 under the Securities Act of 1933, as amended, for exemption from the registration requirements of such Act.

Mr. Carayannopoulos is a technical CEO with a background in medical device and product development companies. From April 2008 until joining our company, Mr. Carayannopoulos was the CEO of Resolution Development Services Inc., a New England based product development company that specializes in the development of Class II and Class III medical devices with an emphasis of integrating vision technologies into medical devices and clinical analyzers. Since January 2019, Mr. Carayannopoulos has also served as an advisory board member of the University of Vermont SPARK Program.

Effective May 23, 2022, Peter N. Madras, MD, our Chief Scientific and Medical Office resigned from the Company.

Finance Update

The Company is working on a Regulation D (506(c)) offering to sell its securities to accredited investors. To the extent those securities are sold at price that is less than the current offering price, value of any shares purchased in our Regulation A offering will be diluted.

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